UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

000-54824

(Commission File Number)

[X] Form 10-K  [  ] Form 11-K  [  ] Form 10-Q  [  ] Form 20-F  [  ] Form N-SAR

For Period Ended: December 31, 2012

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form 20-F

[  ] Transition Report on N-SAR

For the Transition Period Ended: ______________

PART I – REGISTRANT INFORMATION

JMJP PARTNERS, INC.

(Full name of Registrant)

7545 Irvine Center Drive, Suite 200

(Address of principal executive offices) (Street and Number)

Irvine, CA 92618

(City, State and Zip Code)

N/A

(Former name or former address, if changed since last report.)

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[  ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[  ] (c) The accountant’s statement or other exhibit required by Rule 12b-25© has been attached it applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Form 10-K in a timely manner because the registrant recently had a transition in management.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Tan Tran	949	378-4140
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). [X] Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [  ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

JMJP PARTNERS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2013

By:	/s/ Tan Tran
Name:	Tan Tran
Title:	President